September 23, 2025

William P. Stafford, II
Chief Executive Officer
First Community Bankshares, Inc.
P.O. Box 989
Bluefield, VA 26405-0989

        Re: First Community Bankshares, Inc.
            Registration Statement on Form S-4
            Filed September 11, 2024
            File No. 333-290201
Dear William P. Stafford, II:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Sandra M. Murphy, Esq.